UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NZCH CORPORATION
(Name of Issuer)
NZCH Corporation
HRG Group, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
62954C109
(CUSIP Number of Class of Securities)
George C. Nicholson
Senior Vice President, Chief Accounting Officer and Chief Financial Officer
c/o NZCH Corporation
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):
☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction Value*	Amount of Filing Fee**
$5,472.12	$0.68

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 273,606 shares of common stock for $0.02 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.000124500.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $0.68                                                                                                                            Filing Party: NZCH Corporation
Form or Registration No.: Schedule 13E-3                                                                                                Date Filed: January 5, 2018

INTRODUCTION
This Rule 13E-3 Transaction Statement (the “Schedule”) is being filed by NZCH Corporation (formerly known as Zap.Com Corporation), a Nevada corporation (the “Company”), and HRG Group, Inc., the majority stockholder of the Company (“HRG”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction (the “Transaction”) to be implemented by a consolidation of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company. After careful consideration and in light of the fact that the Company does not have any operations or a business strategy, our Board of Directors (the “Board”) believes that the costs associated with being a public reporting company in the U.S. are not justified by the benefits to the Company and its stockholders. The primary purpose of the Transaction is to reduce the number of record holders of the Company’s Common Stock to fewer than 300, allowing the Company to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act. After the suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will cease to file reports and information with the SEC.
To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse split of its outstanding shares of Common Stock pursuant to Nevada Revised Statutes (“NRS”) 78.207, whereby (i) each 500,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of Common Stock and (ii) the number of authorized shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”). In lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will make, to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split, a cash payment in an amount equal to $0.02 per pre-split share (the “Cash Payment”). Accordingly, any stockholder owning fewer than 500,000 pre-split shares as of the effective date of the Reverse Stock Split will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by such stockholder. After giving effect to the Reverse Stock Split, HRG, the owner of approximately 99.5% of our Common Stock, is expected to be the sole stockholder of the Company. The total amount of funds necessary to make Cash Payments to stockholders in connection with the Reverse Stock Split will be approximately $5,472.12. In addition, the expenses incurred to effect the Transaction are estimated to be approximately $77,000. The funds for the Transaction will come from the Company’s available funds.
Following the Transaction, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.
Under NRS 78.207, the Reverse Stock Split will be effectuated by filing a Certificate of Change with the Nevada Secretary of State, which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement (as defined below) to stockholders. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, or the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are not entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Reverse Stock Split. The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit A to this Schedule (the “Disclosure Statement”). The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.
As used herein, “the Company,” “we,” “our” and “us” refers to NZCH Corporation, and the “Transaction” refers to the Reverse Stock Split and the related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Common Stock, as discussed above.
Item 1.                          Summary Term Sheet.
The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.                          Subject Company Information.

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(a)	Name and Address. The Company’s name and address, and the telephone number at that address, are:
NZCH Corporation
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
See also the information set forth in the Disclosure Statement under the caption “Company Information—The Company,” which is incorporated herein by reference.
(b)  Securities. As of December 22, 2017, the Company had 49,773,606 shares of its Common Stock outstanding. There are no outstanding shares of any other class of stock.
See also the information set forth in the Disclosure Statement under the caption “Company Information—Company Securities,” which is incorporated herein by reference.
(c)  Trading Market and Price. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.
(d)  Dividends. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.
(e)  Prior Public Offerings. The Company and HRG have not made an underwritten public offering of the Common Stock in the last three years.
(f)  Prior Stock Purchases. The Company repurchased 230,905 shares of its Common Stock from HRG on December 21, 2017 at a purchase price of $0.01 per share.
HRG purchased 528,365 shares of Common Stock on October 25, 2016 at a purchase price of $0.015 per share. HRG also purchased 230,282 shares of Common Stock on December 22, 2016 at a purchase price of $0.015 per share.
Item 3.     Identity and Background of Filing Person.
(a) Name and Address. The Company is a filing person and its business address is set forth above in Item 2 “Subject Company Information—Name and Address.”
See also the information set forth in the Disclosure Statement under the caption “Company Information—The Company,” which is incorporated herein by reference.
In addition, the information set forth in the Disclosure Statement under the caption “Information About HRG” is incorporated herein by reference.
(b)  Business and Background of Entities. The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” and “Company Information—Management” is incorporated herein by reference.
In addition, the information set forth in the Disclosure Statement under the caption “Information About HRG” is incorporated herein by reference.
(c)  Business and Background of Natural Persons. The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” and “Company Information—Management” is incorporated herein by reference.
In addition, the information set forth in the Disclosure Statement under the caption “Information About HRG” is incorporated herein by reference.
Item 4.     Terms of the Transaction.
(a)  Material Terms. The information set forth in the Disclosure Statement under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction—No Stockholder Approval Required” and “Other Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(b)  Different Terms. The information set forth in the Disclosure Statement under the captions “Special Factors—Effects of the Transaction” is incorporated herein by reference.
(c)  Appraisal Rights. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” is incorporated herein by reference.
(d)  Provisions for Unaffiliated Security Holders.  NZCH and HRG have not granted unaffiliated stockholders access to their corporate files, except as required by applicable law, nor have they extended the right to retain counsel or appraisal services at their expense.

See also the information set forth in the Disclosure Statement under the captions “Special Factors—Fairness of the Transaction—Procedual Fairness of the Transaction,” which is incorporated herein by reference.
(e)  Eligibility for Listing or Trading. Not applicable.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements.
(a)  Transactions. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.
(b)  Significant Corporate Events. None.
(c)  Negotiations or Contracts. None.
(d)  Agreements Involving the Subject Company’s Securities. The information set forth in the Disclosure Statement under the captions “Company Information—Company Securities” and “Company Information—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
Item 6.     Purposes of the Transaction and Plans or Proposals.
(a)  Use of Securities Acquired. All fractional shares resulting from the Reverse Stock Split, to the extent deemed acquired by the Company in the Transaction, will be deemed to have been cancelled and returned to the status of authorized but unissued shares.
See also the information set forth in the Disclosure Statement under the caption “Special Factors—Material Terms,” which is incorporated herein by reference.
(b) Plans. The information set forth in the Disclosure Statement under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Effects of the Transaction” is incorporated herein by reference.
Item 7.     Purposes, Alternatives, Reasons and Effects.
(a)  Purposes. The information set forth in the Disclosure Statement under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Background of the Transaction” is incorporated herein by reference.
(b)  Alternatives. The information set forth in the Disclosure Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.
(c)  Reasons. The information set forth in the Disclosure Statement under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.
(d) Effects. The information set forth in the Disclosure Statement under the captions “Special Factors—Effects of the Transaction,” “Other Matters Related to the Transaction—Potential Conflicts of Interest” and “Other Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
Item 8.     Fairness of the Transaction.
(a)  Fairness. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.
(b)  Factors Considered in Determining Fairness. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.
(c)  Approval of Security Holders. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Stockholder Approval Required” is incorporated herein by reference.
(d) Unaffiliated Representative. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction—Procedural Fairness of the Transaction” is incorporated herein by reference.

(e)  Approval of Directors. All members of the Board are employees of the Company and approved the Transaction.
See also the information set forth in the Disclosure Statement under the captions “Special Factors—Background of the Transaction” and “Special Factors—Fairness of the Transaction,” which is incorporated herein by reference.
(f)  Other Offers. The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction—No Firm Offers” is incorporated herein by reference.
Item 9.     Reports, Opinions, Appraisals and Negotiations.
(a)  Report, Opinion or Appraisal. None.
(b)  Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.
(c)  Availability of Documents. Not applicable.
Item 10.  Source and Amounts of Funds or Other Consideration.
(a)  Source of Funds. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amounts of Funds” is incorporated herein by reference.
(b)  Conditions. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amounts of Funds” is incorporated herein by reference.
(c)  Expenses. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amounts of Funds” is incorporated herein by reference.
(d)  Borrowed Funds. The Company does not intend to borrow funds in connection with the Transaction. The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amounts of Funds” is incorporated herein by reference.
Item 11.  Interest in Securities of the Subject Company.
(a)  Securities Ownership. The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b)  Securities Transactions. The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.
Item 12.   The Solicitation or Recommendation.
(a)  Intent to Tender or Vote in a Going-Private Transaction. Not applicable.
(b)  Recommendation of Others.  Not applicable.
Item 13.  Financial Statements.
(a)  Financial Information. The Company’s audited balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016 is incorporated herein by reference to such financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 15, 2017. In addition, the Company’s unaudited balance sheets as of September 30, 2017, and the related statement of operations and statement of cash flows for the nine months ended September 30, 2017 are incorporated herein by reference to such unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on October 19, 2017. Each of these documents is attached as an exhibit hereto.
See also the information set forth in the Disclosure Statement under the caption “Financial and Other Information,” which is incorporated herein by reference.
(b)  Pro Forma Information.  Not applicable.
Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.
(a)  Solicitations or Recommendations. None.
(b)  Employees and Corporate Assets. None.
Item 15.  Additional Information

(a)  Information Required by Item 402(t) of Regulation S-K. Not applicable.
(b)  Other Material Information. The information contained in the Disclosure Statement, including all exhibits attached thereto, is incorporated herein by reference.
Item 16.  Exhibits
(a)(1)  Disclosure Statement.
(a)(2)  Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017.
(a)(3)  Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on October 19, 2017.
(b)  None.
(c)  None.
(d)  Not applicable.
(e)  Not applicable.
(f)  Not applicable.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24 , 2018	NZCH CORPORATION

	By:	/s/ George C. Nicholson
	Name:	George C. Nicholson
	Title:	Senior Vice President, Chief Accounting Officer and Chief Financial Officer

HRG GROUP, INC.

By:	/s/ George C. Nicholson
Name:	George C. Nicholson
Title:	Senior Vice President, Chief Accounting Officer and Chief Financial Officer

Exhibit A
Disclosure Statement
Dear NZCH Stockholder,
NZCH Corporation (formerly known as Zap.Com Corporation), a Nevada corporation (“NZCH,” the “Company,” “we,” “us” or “our”), and its majority stockholder, HRG Group, Inc. (“HRG”), intend to engage in a transaction that will reduce the number of record holders of our common stock, par value $0.001 per share (the “Common Stock”), to fewer than 300, thereby enabling us to terminate the registration of (or “deregister”) our Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend our duty to file periodic reports and other information with the Securities Exchange Commission (the “SEC”) thereunder. This will eliminate the significant expense required to comply with the reporting and related requirements under the Exchange Act. Often referred to as a “going private” transaction, the transaction (the “Transaction”) will consist of a reverse split of our outstanding shares of Common Stock pursuant to Nevada Revised Statutes (“NRS”) 78.207, whereby (i) each 500,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of Common Stock and (ii) the number of authorized shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”).  In lieu of us issuing any fractional share to any stockholder who would otherwise be entitled to a fractional share of Common Stock after giving effect to the Reverse Stock Split, we will pay each such stockholder an amount in cash equal to $0.02 multiplied by the number of pre-split shares held by such stockholder. After giving effect to the Reverse Stock Split, HRG, the beneficial owner of approximately 99.5% of the outstanding shares of our Common Stock, is expected to be the Company’s sole stockholder.

After careful consideration and in light of the fact that the Company does not have any operations or a business strategy, our Board of Directors (the “Board”) has concluded that the costs associated with being a public reporting company are not justified by the benefits. After the Transaction and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, we will no longer be subject to the reporting and related requirements under the Exchange Act and we will cease to file reports and information with the SEC, as more fully described in the accompanying Disclosure Statement. This will also most likely result in the termination of the quotation of our Common Stock on the Over-the-Counter Bulletin Board Quarterly Trade (see “Effects of the Transaction – Trading Market for our Common Stock” on page 9).
Our Board and HRG have reviewed the Transaction and have determined that the Transaction is in the best interests of the Company because the costs associated with being a public reporting company are not justified by the benefits and is substantively and procedurally fair to the stockholders of the Company, including stockholders who, as a result of the Transaction, will receive cash in lieu of a continuing equity interest in the Company. In connection with its review, our Board and HRG did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our Common Stock or the fairness of the Transaction to our stockholders. Following the completion of the Transaction, the Board expects to wind down the Company.
Under NRS 78.207, the Reverse Stock Split will be effectuated by filing a Certificate of Change with the Nevada Secretary of State, which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement to stockholders. Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, or the subsequent deregistration of our Common Stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are not entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Reverse Stock Split.
The accompanying Disclosure Statement contains details on the Transaction described in this letter, including important information concerning the Reverse Stock Split, the deregistration of our Common Stock, and the suspension of our duty to file periodic reports and other information with the SEC. We urge you to read the accompanying Disclosure Statement carefully and in its entirety.
Although our Board has approved the Reverse Stock Split and the subsequent deregistration of our Common Stock and suspension of our duty to file periodic reports and other information with the SEC, our Board reserves the right to abandon, postpone or modify the foregoing at any time before they are consummated for any reason.
By order of the Board of Directors of NZCH Corporation.
By:	/s/ George C. Nicholson
George C. Nicholson
Senior Vice President, Chief Accounting Officer, Chief Financial Officer and Director

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

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DISCLOSURE STATEMENT
NZCH Corporation
450 Park Avenue, 29th Floor
New York, New York 10022
NZCH Corporation (formerly known as Zap.Com Corporation), a Nevada corporation (the “Company”), and HRG Group, Inc., the Company's majority stockholder, are furnishing this disclosure statement (the “Disclosure Statement”) to the Company's stockholders pursuant to and in accordance with the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with the Company’s plan to effect a reverse stock split of our common stock, par value $0.001 per share, with a view to reducing the number of record holders of the Company's common stock to fewer than 300 and subsequently terminating the registration of the Company's common stock under Section 12(g) of the Exchange Act and suspending the Company's duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”) thereunder, after which the Company will no longer be subject to the public reporting obligations under federal securities laws, thereby “going private.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS DISCLOSURE STATEMENT OR THE RELATED SCHEDULE 13E-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IF GIVEN OR MADE, YOU SHOULD NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY. ALL STOCKHOLDERS SHOULD CAREFULLY READ THIS DISCLOSURE STATEMENT AND ITS EXHIBITS IN THEIR ENTIRETY.

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TABLE OF CONTENTS

SUMMARY TERM SHEET	1
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	5
SPECIAL FACTORS	5
Material Terms	5
Purpose of the Transaction	5
Background of the Transaction	6
Reasons for the Transaction	6
Effects of the Transaction	7
Fairness of the Transaction	9
Structure of the Transaction	11
Reservation	11
OTHER MATTERS RELATED TO THE TRANSACTION	12
Potential Conflicts of Interest	12
No Stockholder Approval Required	12
No Dissenter’s or Appraisal Rights	12
Certain Material U.S. Federal Income Tax Consequences	12
Source and Amount of Funds	13
COMPANY INFORMATION	13
The Company	13
Company Securities	14
Security Ownership of Certain Beneficial Owners and Management	14
Management	15
Executive Officers and Directors	15
FINANCIAL AND OTHER INFORMATION	16
ADDITIONAL INFORMATION	16
INFORMATION ABOUT HRG	17

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SUMMARY TERM SHEET
The summary term sheet set forth below highlights selected information from this Disclosure Statement about the proposed Transaction. The summary term sheet may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this Disclosure Statement and all of its Exhibits in their entirety. For your convenience, we have directed your attention to the location in this Disclosure Statement where you can find a more complete discussion of each item listed below.
As used in this Disclosure Statement, “NZCH”, the “Company,” “we,” “our” and “us” refers to NZCH Corporation, and the “Transaction” refers to the Reverse Stock Split (as defined below) together with the related cash payments to the stockholders in lieu of the issuance of fractional shares of our common stock, as discussed below.
The Transaction is considered a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to, terminate the registration of (or deregister) our common stock under Section 12(g) of the Exchange Act and suspend our duty to file periodic reports and other information with the SEC under Section 15(d) thereunder. In connection with the Transaction, we, together with HRG Group, Inc., the beneficial owner of approximately 99.5% of the outstanding shares of our common stock (“HRG”), have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3.
Reverse Stock Split
We will effect a reverse split of our outstanding shares of common stock pursuant to Nevada Revised Statutes (“NRS”) 78.207, whereby (i) each 500,000 shares of Common Stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of Common Stock and (ii) the number of authorized shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”). In lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will make, to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split, a cash payment in an amount equal to $0.02 per pre-split share (the “Cash Payment”). Accordingly, any stockholder owning fewer than 500,000 pre-split shares as of the effective date of the Reverse Stock Split (each, a “Discontinued Stockholder”), will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by such stockholder.

Pursuant to the Reverse Stock Split and in accordance with NRS 78.207, the number of authorized shares of our common stock will be reduced from 1,500,000,000 shares to 3,000 shares. See “Special Factors—Material Terms” and “Special Factors—Structure of the Transaction” beginning on pages 5 and 11, respectively.

Purpose of the Transaction
The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300, thereby allowing us to “go private.” We would do so by filing a Form 15, Certificate of Termination of Registration with the SEC under the Exchange Act as soon as possible after the filing of the Certificate of Change with the Nevada Secretary of State (which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement) so that we would no longer be required to file annual, quarterly or current reports, and we would not be required to comply with the SEC’s proxy rules. The Reverse Stock Split does not require stockholder approval, nor will stockholders have dissenter’s rights or other appraisal rights under Nevada law. After the Transaction, the Company will continue to be subject to and will comply with the requirements of Nevada law, including requirements with respect to stockholder meetings and notices. See “Special Factors—Purpose of the Transaction” and “Special Factors—Effects of the Transaction” beginning on pages 5 and 7, respectively.

Fairness of the Transaction
Our Board of Directors, on behalf of the Company, and HRG have reviewed the Transaction and have determined that the Transaction is in the best interests of the Company because it is substantively and procedurally fair to the unaffiliated stockholders of the Company, including unaffiliated Discontinued Stockholders who, as a result of the Transaction, will receive cash in lieu of a continuing equity interest in the Company. In connection with their review, our Board of Directors and HRG did not retain any financial advisors or receive any report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to our stockholders. See “Special Factors—Fairness of Transaction” beginning on page 9.

Effects of the Transaction
Following the completion of the Transaction, HRG is expected to be the Company’s sole stockholder. The Transaction will eliminate our ability to be traded on the Over-the-Counter Bulletin Board Quarterly Trade (the “OTCQB”). See “Special Factors—Effects of the Transaction” and “Company Information—Security Ownership of Certain Beneficial Owners and Management” beginning on pages 7 and 14, respectively.

Timing of the Transaction
The Company intends to effect the Transaction as soon as practicable after all filing requirements have been satisfied. The effective date of the Reverse Stock Split will be the date on which the Company files a Certificate of Change effecting the Reverse Stock Split with the Nevada Secretary of State, which is expected no earlier than the twentieth day following the mailing of the Disclosure Statement. See “Special Factors—Effects of the Transaction” beginning on page 7.

Continuing Stockholders	HRG is expected to be the only continuing stockholder upon completion of the Transaction.

Source of Funds
The total amount of funds necessary to make Cash Payments to stockholders in connection with the Transaction and for related expenses is estimated to be approximately $82,000. The funds for the Transaction will come from our currently available cash. See “Other Matters Related to the Transaction— Source and Amount of Funds” beginning on page 13.

Tax Consequences
A stockholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of our common stock directly, immediately after the Transaction, will recognize gain or loss, for U.S. federal income tax purposes, equal to the difference between the amount of cash received for the common stock and the stockholder’s aggregate adjusted tax basis in such stock.  This gain or loss will be capital gain or loss for U.S. federal income tax purposes if the shares were held as a capital asset and will be long-term if the stockholder’s holding period in the shares is more than one year at the time of the Transaction.  The specific U.S. federal income tax consequences to a stockholder will depend on the specific circumstances of such stockholder. See “Other Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” beginning on page 12. You are urged to consult with your own tax advisor regarding the tax consequences of the Transaction in light of your own particular circumstances.

Payment and Exchange of Shares	Our transfer agent will send each Discontinued Stockholder the Cash Payment and a cover letter from the Company approximately ten (10) days after the effective date of the Reverse Stock Split. See “Special Factors—Effects of the Transaction” beginning on page 7.

No Dissenter’s or Appraisal Rights
Nevada law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split. Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, or the subsequent deregistration of our common stock or the suspension of our duty to file periodic reports and other information with the SEC. Under Nevada law, stockholders are not entitled to dissenter’s rights under NRS Chapter 92A or any other right of appraisal in connection with the Reverse Stock Split. See “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” and “Other Matters Related to the Transaction—No Stockholder Approval Required” beginning on page 12.

Stockholders with Shares Held in Street Name
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares, and this Disclosure Statement is being forwarded to you by your broker or other nominee. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to provide Cash Payments to Discontinued Stockholders holding our common stock in street name in substantially the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. However, banks, brokers or other nominees may have different procedures, and stockholders holding our common stock in street name should contact their bank, broker or nominee regarding the treatment of their shares.

Reservation
Our Board of Directors retains the right to abandon, postpone or modify the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder if it determines that it is not in the best interest of the Company and its stockholders. A number of factors or circumstances could cause our Board of Directors to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:

—	If, immediately prior to the Transaction, our Board of Directors does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

—	Even if the aggregate Cash Payments to Discontinued Stockholders necessary to complete the Transaction are within the budgetary guideline set by our Board of Directors, our Board of Directors may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlooks, be such that, in the judgment of our Board of Directors, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

—	If the Company has insufficient cash necessary to complete the Transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

—	If our Board of Directors determines that it is in the best interest of the Company and its stockholders for the Company to enter into any strategic transaction that may arise in the future, such as an asset or stock sale or a business combination transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

—	If for any other reason our Board of Directors determines that the Transaction is no longer in the best interest of the Company and its stockholders, then our Board of Directors may elect to abandon, postpone or modify the Transaction.

See “Special Factors—Reservation” beginning on page 11.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This Disclosure Statement contains certain statements that are “forward-looking statements.” Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to: (i) the Company’s strategic plans and ability to complete and benefit from the Transaction; (ii) the expenses associated with the Transaction and the subsequent deregistration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder; (iii) the number of stockholders following the Reverse Stock Split; and (iv) the Company’s financial condition, results of operations, capital resources and business prospects following the Transaction. These forward-looking statements are based on a number of assumptions and currently available information, and are subject to a variety of risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There is no assurance that the forward-looking statements contained in this Disclosure Statement will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that its objectives will be achieved.
SPECIAL FACTORS
Material Terms
Our Board of Directors has authorized the Reverse Stock Split, including the corresponding decrease in the number of authorized shares of our common stock, in order to reduce the number of record holders of our common stock to fewer than 300. As a result of the Reverse Stock Split, Discontinued Stockholders (i.e., those holding fewer than 500,000 pre-split shares as of the effective date of the Reverse Stock Split) will have no further interest in the Company, will no longer be stockholders of the Company and will become entitled to receive only the Cash Payment of $0.02 multiplied by the number of pre-split shares owned by them. HRG is expected to be the sole stockholder of the Company after the Reverse Stock Split. All fractional shares resulting from the Reverse Stock Split, to the extent deemed acquired by the Company in the Transaction, will be deemed to have been cancelled and returned to the status of authorized but unissued shares.
In lieu of issuing any fractional shares otherwise issuable to Discontinued Stockholders as a result of the Reverse Stock Split, we will make the Cash Payment of $0.02 per pre-split share to such stockholders.
Purpose of the Transaction
The purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300, thereby enabling us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. This will enable us to terminate the Company’s status as a public reporting company with the SEC and reduce the financial and administrative costs incurred with respect to such status.
In determining whether the number of our stockholders of record falls below 300 as a result of the Reverse Stock Split, we must count stockholders of record in accordance with Rule 12g5-1 under the Exchange Act. Rule 12g5-1 provides, with certain exceptions, that in determining whether issuers, including the Company, are subject to the registration provisions of the Exchange Act, securities are considered to be “held of record” by each person who is identified as the owner of such securities on the respective records of security holders maintained by or on behalf of the issuers.
As a result of the Reverse Stock Split, we anticipate that the number of shares of our common stock issued and outstanding will be reduced from 49,773,606 (the number outstanding as of December 22, 2017) to approximately 99. HRG is the only stockholder of the Company that owns more than 500,000 shares, and therefore it is anticipated that: (i) the total number of record holders of our common stock will be reduced from approximately 1,006 to one and (ii) the total number of holders holding our common stock in street name will be reduced from approximately 3,857 to zero.
Pursuant to NRS 78.207, the Company can consummate the Reverse Stock Split without the need to obtain stockholder approval, and pursuant to the Reverse Stock Split, the number of authorized shares of our common stock will be decreased correspondingly from 1,500,000,000 to 3,000.
We estimate that the total cash to be paid to Discontinued Stockholders will be approximately $5,472.12. In addition, the expenses incurred to effect the Transaction are estimated to be $77,000. These costs and expenses are expected to be paid out of our currently available cash.
Following the Reverse Stock Split, we intend to file with the SEC a Form 15 to deregister our common stock. Upon the filing of the Form 15, our obligation to file periodic reports under the Exchange Act will be immediately suspended. Deregistration of our common stock will be effective 90 days after filing of the Form 15. Upon deregistration of our common stock, our obligation to comply with the requirements of the proxy rules and to file proxy statements under Section 14 of the Exchange Act will also be terminated. We will not be required to file periodic reports with the SEC in the future unless we subsequently file another registration statement under the Securities Act or again have record holders of our common stock which exceed the limits under the Exchange Act on the first day of a subsequent fiscal year.
Background of the Transaction
The Company was formed in 1998 as a subsidiary of Zapata Corporation (now known as HRG Group, Inc.) and was spun off by its parent to its parent’s stockholders in 1999. We have been a public reporting company since November 30, 1999 when our common stock was first quoted on the predecessor market to the OTCQB. The Company initially expected to create and operate a global network of internet websites, and as a public reporting company, expected to be able to leverage our public company equity to raise capital and pursue acquisitions to help grow our business and expand our operations. However, the Company never derived significant revenue from its activities and in December 2000, the Company’s then-serving board of directors concluded that the Company’s operations were not likely to be profitable in the foreseeable future and ceased its business operations. In recent years, we have been unable to raise significant capital or complete acquisitions, have not had any business operations and have derived only minimal benefits from being a public reporting company. The relatively low trading volume of our common stock and our low market capitalization have reduced the traditional liquidity benefits of being a public reporting company to our stockholders. Additionally, our common stock has failed to attract significant interest from institutional investors or market analysts, which could have created a more active and liquid market for our common stock. Our Board of Directors does not presently intend to raise capital through sales of our securities in a public offering or acquire other businesses or entities using our securities as consideration.
As a result of the foregoing, we are not likely to make use of the advantages for raising capital, effecting acquisitions or other purposes that our status as a public reporting company may offer. Based on our past history, the Company's management, our Board of Directors and HRG have, from time to time, evaluated: (i) the advantages and disadvantages of being a public reporting company, including the costs with respect to filing reports and other information with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements, and (ii) transactions which may present alternatives to us being a public reporting company.
In light of the minimal benefits the Company enjoys from its public company reporting status and the significant financial and administrative costs associated with such status, our Board of Directors and HRG have, from time to time, during the past few months considered alternatives to NZCH being a public reporting company, including the deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports with the SEC thereunder.
Reasons for the Transaction
Although we have been a public reporting company since November 30, 1999, we have not conducted meaningful business activities since 2000 and believe we have derived only minimal benefits from being a public reporting company. Benefits of being a public reporting company (“Public Company Benefits”) typically include:
—	access to the public markets for liquidity purposes for our stockholders;
—	access to the public markets for purposes of raising capital through the sale of securities; and
—	the ability to make acquisitions using securities as consideration.
Our common stock has failed to attract significant interest from institutional investors or market analysts. This has resulted in a relatively low trading volume and market capitalization, which has limited the liquidity benefit to our stockholders. In addition, the legal requirements of public reporting companies create large administrative and financial costs for us. As a small company with limited managerial resources and no source of revenue, we believe that these financial resources and this time could more effectively be devoted to other purposes.
Our Board of Directors and HRG believe that consummating a “going private” transaction is a necessary step to reduce corporate overhead costs by eliminating the costs associated with being a public reporting company, including with respect to filing reports with the SEC, complying with certain of the rules and regulations under the Sarbanes-Oxley Act of 2002, and complying with applicable corporate governance requirements. Furthermore, our Board of Directors and HRG have determined that the costs of being a public reporting company currently outweigh the Public Company Benefits and, thus, that it is no longer in the best interests of the Company or its stockholders, including unaffiliated stockholders, for the Company to remain a public reporting company, for the reasons described below. The primary purpose of the Transaction is to reduce the number of record holders of our common stock to fewer than 300 to enable us to elect to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder. The Board of Directors and HRG believe that the Transaction provides the most certainty for the Company to achieve this purpose.
—	Exchange Act Reporting Costs. The Company incurs significant direct and indirect costs in complying with its periodic reporting and other obligations under the Exchange Act (collectively, the “Public Company Costs”), including the legal, accounting, printing, mailing, public relations, compliance and administrative costs of preparing, reviewing, filing, printing and distributing the reports and other filings required under the Exchange Act; the broker and transfer agent charges for forwarding materials to beneficial holders of our common stock; management’s time and attention expended in preparing and reviewing such reports and other filings; and the substantially higher premiums for directors’ and officers’ insurance policies payable by public reporting companies. The Company’s direct, out-of-pocket costs comprising the Public Company Costs have been approximately $125,000 per year.

—	Liquidity for Stockholders. Our Board of Directors believes that holders of our common stock may be deterred from selling their shares because of the lack of an active trading market and because of disproportionately high brokerage costs compounded with the current trading price of our common stock. The trading volume in our common stock has been, and continues to be, limited. Our common stock does not trade every day. Our Board of Directors believes that the Transaction would give stockholders who are cashed out an opportunity to receive a fair price in cash for their shares without having to pay disproportionately high brokerage commissions.
—	Lack of Capital from Public Markets. In addition to the Public Company Costs, the Company is not able to, and does not presently intend to exploit, many of the Public Company Benefits. The current trading price of our common stock would make using it as a vehicle to raise capital or to provide acquisition consideration extremely dilutive to our stockholders. As a result, the Company is not receiving any of the traditional Public Company Benefits, yet, the Public Company Costs continue to increase, substantially depleting the limited resources of the Company. Our Board of Directors believes that the Public Company Costs, if continued, would be detrimental to the financial condition of the Company.
Other Public Company Benefits which exist for the benefit of public stockholders include: (i) the rights and protections afforded stockholders by the federal securities laws; (ii) the substantive requirements of the federal securities laws, which are imposed on public companies; and (iii) limitations and reporting requirements imposed on officers and directors of public companies, including restrictions on short-swing trading and the reporting obligations of officers and directors. These benefits were not considered to outweigh the Public Company Costs due to the small size of the Company, its limited staffing and the lack of a liquid trading market for our common stock. Accordingly, our Board of Directors and HRG have determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, including its unaffiliated stockholders, for the Company to remain a public reporting company.
Effects of the Transaction
Effects of the Transaction on Our Stockholders. Based on information available to us, we estimate that the Transaction will reduce the total number of record holders of our common stock from approximately 1,006 to one. HRG is expected to be the sole stockholder of the Company after the completion of the Transaction. The reduction in the number of our record stockholders below 300 will enable us to deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder, which will substantially reduce the information required to be furnished by us to the public.

We intend to deregister our common stock and suspend our duty to file periodic reports and other information as soon as practicable following the filing of the Certificate of Change with the Nevada Secretary of State. See “Special Factors—Purpose of the Transaction.” However, our Board of Directors reserves the right, in its discretion, to abandon, postpone or modify the Transaction prior to the effective date of the Reverse Stock Split if it determines that doing so is in our best interests and the best interests of our stockholders. See “Special Factors—Reservation” beginning on page 11.
When the Transaction is consummated, stockholders owning fewer than 500,000 pre-split shares will no longer have any equity interest in the Company. Such stockholders owning fewer than 500,000 pre-split shares will, following the Transaction, have their pre-split shares cancelled and converted into the right to receive the Cash Payment. Approximately ten days following the filing of the Certificate of Change with the Nevada Secretary of State (which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement), our transfer agent will deliver the Cash Payment, along with a cover letter from the Company, to Discontinued Stockholders at the addresses set forth in the books and records of the Paying Agent.
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name” with respect to those shares. Your broker or other nominee is considered, with respect to those shares, the stockholder of record. Although the Transaction is designed to reduce the number of stockholders of record, we intend to provide Cash Payments to Discontinued Stockholders holding our common stock in street name through a broker or other nominee in the same manner as stockholders whose shares are registered in their names for purposes of the Transaction. Nominees will be instructed to effect the Transaction for their beneficial owners. However, nominees may have different administrative procedures with respect to how they communicate with beneficial owners, and stockholders owning shares in street name should contact their nominee(s).
HRG, the beneficial owner of approximately 99.5% of the shares our outstanding common stock, is expected to be the Company’s sole stockholder after the completion of the Transaction. Following the completion of the Transaction, the Board of Directors expects to wind down the Company.
Effects of the Transaction on Our Affiliates. None of our officers or directors own shares of our common stock, nor do they own any options or other equity awards in which our common stock is the underlying security. Therefore, none of our officers or directors will be eligible for the Cash Payment. Additionally, following the completion of the Transaction, our officers, directors and HRG, the only stockholder owning at least 10% of our common stock, will no longer be subject to the reporting requirements of Section 16 of the Exchange Act or be subject to the short-swing profit recapture provisions thereunder. Following the Transaction, HRG is expected to be the Company’s sole stockholder.
Potential Disadvantages of the Transaction to Stockholders. While we believe that the Transaction will result in the benefits described above, several disadvantages should also be noted:
—	the Transaction will require Discontinued Stockholders to involuntarily surrender their shares in exchange for cash, rather than choosing their own time and price for disposing of their shares of our common stock;
—	after the Transaction, we will deregister our common stock under the Exchange Act and suspend our duty to file periodic reports and other information with the SEC thereunder and, therefore, we will no longer be subject to the reporting requirements under the Exchange Act, such as periodic filings of financial statements and proxy or information statement disclosures in connection with stockholder meetings;
—	we will no longer report our quarterly or annual results of operations or activities in reports filed with the SEC under the Exchange Act;
—	the reporting and short-swing profit recapture provisions of Section 16 of the Exchange Act will no longer apply to our executive officers, directors and HRG;
—	the financial statements may be less comprehensive than the financial statements we are required to maintain and report as a public reporting company; and
—	Discontinued Stockholders will, after giving effect to the Transaction, no longer have any equity interest in the Company.

Financial Effects of the Transaction. Completion of the Transaction will require us to spend approximately $77,000 which includes legal, financial and other fees and costs related to the Transaction. This estimate does not include the cost of the aggregate cash payment to Discontinued Stockholders, which we estimate will be approximately $5,472.12. These costs will be offset by the costs we would otherwise incur as a public reporting company to comply with SEC reporting requirements, which we estimate to be approximately $125,000 per year.
Trading Market for Our Common Stock. Currently, our common stock is quoted on the OTCQB tier of the OTC Markets under the symbol “ZPCM.” The OTC Markets is a listing service, formerly known as the Pink Sheets, that offers financial and other information about issuers of securities, and collects and publishes quotes of market makers for over-the-counter securities. Following the Reverse Stock Split, our common stock will no longer be quoted on the OTCQB.
Fairness of the Transaction
Our Board of Directors, on behalf of the Company, and HRG have fully reviewed and considered the terms, purpose, alternatives and effects of the Transaction and have determined, on behalf of the Company in the case of NZCH, that the Transaction is in the best interests of the Company and is substantively and procedurally fair to the affiliated and unaffiliated stockholders of the Company, including our unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction. After studying the Transaction and its anticipated effects on our stockholders (including the Discontinued Stockholders), our Board of Directors unanimously approved the Transaction and deemed it substantively and procedurally fair to all of the Company's affiliated and unaffiliated stockholders and to the Company. In addition, HRG has determined that the Transaction and its anticipated effects on unaffiliated stockholders is substantively and procedurally fair to unaffiliated stockholders.
Fairness of the Substance of the Transaction. In determining the fairness of the Transaction, our Board of Directors and HRG considered the factors discussed below, in addition to the alternative transactions discussed in “Special Factors—Background of the Transaction.” In light of these factors, our Board of Directors and HRG believe that the Transaction is substantively fair to the Company’s unaffiliated stockholders, including our unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction. Our Board of Directors and HRG did not assign specific weight to the factors set forth below in a formulaic fashion. Because our common stock has not been traded since April 2017 and only traded sporadically before then, our Board of Directors and HRG did not consider whether the Cash Payment constitutes fair value in relation to current market prices or historical market prices. In addition, in light of the fact that the Company has not conducted business operations since December 2000, the Board of Directors and HRG did not calculate a going concern value for the shares of common stock to determine the fairness of the Cash Payment. However, our Board of Directors and HRG did place special emphasis on the fact that the Company has extremely limited assets, does not have any operations or a business plan and the significant cost and time savings expected to be realized from the deregistration of our common stock under the Exchange Act and the suspension of our duty to file periodic reports and other information with the SEC thereunder.
Significant Cost and Time Savings. By deregistering our common stock and suspending our duty to file periodic reports with the SEC, we expect to realize recurring annual cost savings of approximately $125,000, which represents our Public Company Costs and includes savings from personnel expense relating to the time spent by our management to prepare and review our reports required to be filed with the SEC under the Exchange Act. In addition, our Board of Directors and HRG have determined that the Public Company Costs, currently and in the foreseeable future, will continue to outweigh the Public Company Benefits and, thus, it is no longer in the best interests of the Company or its stockholders, including its unaffiliated stockholders, for the Company to remain a public reporting company. See the “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons for the Transaction” and “Other Matters Related to the Transaction—Potential Conflicts of Interest.”
Opportunity to Liquidate Common Stock . Another factor considered by our Board of Directors and HRG in determining the fairness of the Transaction to holders of our common stock is the opportunity the Company’s stockholders have to liquidate their Company holdings. Any stockholder holding fewer than 500,000 shares of our common stock at the effective time of the Reverse Stock Split will receive, in lieu of receiving a fractional post-split share of our common stock, the Cash Payment without paying any brokerage fees or commissions. Our Board of Directors and HRG did not quantify the consideration of any such applicable brokerage fees and commissions since such fees, if any, vary significantly depending upon the method used to acquire or dispose of shares. See “Special Factors—Reasons for the Transaction” and  “Special Factors—Structure of the Transaction.”
Assets per Share. Our Board of Directors and HRG considered the fact that the Company had total assets of approximately $758,794 as of September 30, 2017, or approximately $0.015 per share. Given the extremely limited assets of the Company, the Board of Directors and HRG determined that the Cash Payment was a fair price for the shares of our common stock being cashed out in the Transaction.
Liquidity of Our Common Stock. Our Board of Directors and HRG considered the lack of an active trading market for our common stock, the lack of any market analyst coverage of the Company and our inability to access the public capital markets as some of the indications that our stockholders are not receiving the typical Public Company Benefits. Specifically, our Board of Directors and HRG considered that our common stock has not been traded since April 19, 2017. Our Board of Directors and HRG determined that the lack of liquidity of our common stock was an additional indication of fairness to the Discontinued Stockholders. See “Special Factors—Reasons for the Transaction” beginning on page 6.
Minimum Effect on Voting Power. The Transaction will have a minimum effect on the voting power of the Company’s stockholders. The shares of our common stock are the only voting shares of the Company and will continue to be the only voting shares after the Transaction. The voting and other rights of our common stock will not be affected by the Transaction. The only effect of the Transaction on the Company’s voting power will be a slight change in the overall ownership percentage of HRG following the Transaction. HRG is already the Company’s majority stockholder.
Our Board of Directors and HRG also considered the following possible disadvantages of effecting the Transaction:
Termination of Publicly Available Information About the Company. After deregistration of our common stock and suspension of our duty to file periodic reports and other information with the SEC, information regarding the Company (including financial results) that is currently available to the general public and our stockholders will no longer be readily available. Our Board of Directors and HRG believe that the overall benefits to the Company of no longer being a public reporting company substantially outweigh the disadvantages associated with a lack of publicly available information about the Company. See “Special Factors—Effects of the Transaction—Potential Disadvantages of the Transaction to Stockholders” beginning on page 8.
The Company Will No Longer Have the Potential Benefits Normally Associated with Public Reporting Company Status. Another potential disadvantage of the Transaction is that we will no longer have the Public Company Benefits, such as better access to the capital markets for issuances of securities. We would still have access to capital markets, but if we were to conduct a public offering of our securities, we would have to again become a reporting company, and the expenses that we are seeking to eliminate would then be reinstated. Our Board of Directors and HRG believe that the cost savings from ceasing to be a public reporting company outweigh the drawbacks of losing more ready access to the capital markets.
Although potentially relevant to a determination of fairness of the Transaction, the factors listed below, for the reasons given, were determined by our Board of Directors and HRG to not be applicable to the Company and were not considered or were not given any weight by our Board of Directors and HRG.
No Firm Offers. We have not received during the last two years any firm, unconditional offers for a merger or consolidation with or into another company, or vice versa, or a purchase of our securities by another person that would involve a change in our control on terms satisfactory to the Company.
Purchase Price Paid for Repurchases of Our Common Stock. Other than as described elsewhere herein, we have not previously repurchased shares of our common stock and, therefore, our Board of Directors could not consider any such repurchases as the basis for fairness.
Our Board of Directors and HRG believe that all of the factors mentioned above, both favorable and unfavorable, when viewed together, support a conclusion that the Transaction is substantively fair to all of the Company stockholders, including the unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction. Our Board of Directors set the Cash Payment at $0.02 based on the factors described above and, in particular, the extremely limited assets of the Company.
Procedural Fairness of the Transaction. In addition to the fairness of the substance of the Transaction, our Board of Directors and HRG believe that the process by which decisions were made regarding the Transaction is fair to the Company’s unaffiliated stockholders, including the Discontinued Stockholders who will be cashed out as a result of the Transaction.
The Transaction was approved by a majority of our Board of Directors. All members of our Board of Directors are employees of the Company and our majority stockholder, HRG. Therefore, no special committee composed of the independent directors appraised, evaluated or negotiated the Transaction, nor did the Board of Directors or HRG retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for any purposes.
The Company and HRG did not receive a report, opinion or appraisal from an outside party as to the value of our common stock or the fairness of the Transaction to unaffiliated Discontinued Stockholders who will be cashed out as a result of the Transaction or HRG.
Neither NZCH nor HRG has granted unaffiliated stockholders access to their corporate files, except as required by applicable law, nor have they extended the right to retain counsel or appraisal services at NZCH’s or HRG’s expense. With respect to unaffiliated stockholders’ access to corporate files, NZCH and HRG believe that this Disclosure Statement, together with their other filings with the SEC, provide adequate information for unaffiliated stockholders. In deciding not to adopt these additional procedures, NZCH and HRG also took into account factors such as NZCH’s size, financial capacity and the costs of such procedures.
Structure of the Transaction
The Transaction consists of a Reverse Stock Split with a cash payment in lieu of receipt of a fractional share by stockholders. The Reverse Stock Split is expected to occur no earlier than the twentieth day following the mailing of the Disclosure Statement to stockholders when the Company files a Certificate of Change with the Nevada Secretary of State. On the effective date of the Reverse Stock Split each stockholder of record will receive one share of common stock for every 500,000 pre-split shares held in his or her account as of such date. Any stockholder of record who holds fewer than 500,000 pre-split shares in his or her account at the time of the Reverse Stock Split will receive a Cash Payment of $0.02 per pre-split share and will no longer be a stockholder of the Company after the Transaction. HRG is expected to be the Company’s sole stockholder upon completion of the Transaction.
We intend to provide Cash Payments to Discontinued Stockholders holding our common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are held of record in their own names, and nominees will be instructed to effect the Transaction for their beneficial holders. However, nominees may have different procedures and stockholders holding shares in street name should contact their nominees.
In general, the Transaction can be illustrated by the following examples:
Example 1. A stockholder holds one share of our common stock in his account before the effective date of the Reverse Stock Split. Instead of receiving a fractional share of our common stock immediately after the Reverse Stock Split, the stockholder will have only the right to receive the Cash Payment due to such stockholder. The stockholder would receive $0.02 ($0.02 x 1 share).
Example 2. A stockholder holds 10 shares of our common stock in street name in a brokerage account as of the effective date of the Reverse Stock Split. We intend to provide Cash Payments to Discontinued Stockholders holding our common stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names. Nominees will be instructed to effect the Transaction for their beneficial holders. If this occurs, the stockholder holding 10 pre-split shares of our common stock in street name will receive, through the stockholder’s broker, a cash payment in the amount of $0.20 ($0.02 x 10). However, nominees may have a different procedure and stockholders holding shares of our common stock in street name should contact their nominee(s).
Example 3. HRG owns 49,500,000 shares of our common stock as of the effective date of the Reverse Stock Split. HRG will own 99 shares of common stock after giving effect to the Reverse Stock Split.
Reservation
Although our Board of Directors has approved the Transaction and subsequent termination of registration of our common stock under the Exchange Act and suspension of our duty to file periodic reports and other information with the SEC thereunder, our Board of Directors reserves the right to abandon, postpone or modify the Transaction and such termination and suspension at any time before they are consummated for any reason. A number of factors or circumstances could cause our Board of Directors to abandon, postpone or modify the Transaction and such deregistration and suspension, including, without limitation, the following:
—	If, immediately prior to the Transaction, our Board of Directors does not believe that the Transaction will sufficiently reduce the number of record holders of our common stock to a level that reasonably assures us that the Company would not be required under the Exchange Act to revert to a public reporting company in the foreseeable future after the Transaction is completed, then our Board of Directors may elect to abandon, postpone or modify the Transaction.
—	Even if the aggregate cash payments to Discontinued Stockholders necessary to complete the Transaction are within the budgetary guideline set by our Board of Directors, our Board of Directors may elect to abandon, postpone or modify the Transaction if the then economic conditions or the financial condition of the Company, or their outlook, be such that, in the judgment of our Board of Directors, it is no longer advisable to use the Company’s cash resources to effect the Transaction.

—	If the Company has insufficient cash necessary to complete the Transaction, then our Board of Directors may elect to abandon, postpone or modify the Transaction.
—	If our Board of Directors determines that it is in the best interest of the Company and its stockholders for the Company to enter into a strategic transaction with an interested party, then our Board of Directors may elect to abandon, postpone or modify the Transaction.
—	If for any other reason, our Board of Directors determines that the Transaction is no longer in the best interest of the Company and its stockholders, then our Board of Directors may elect to abandon, postpone or modify the Transaction.
If our Board of Directors decides to abandon, postpone or modify the Transaction, the Company will notify the stockholders of such decision promptly in accordance with applicable rules and regulations.

OTHER MATTERS RELATED TO THE TRANSACTION
Potential Conflicts of Interest
Our directors, executive officers and our majority stockholder, HRG, may have interests in the Transaction that are different from other unaffiliated stockholders’ interests, and have relationships that may present conflicts of interest. As of December 22, 2017, approximately 99.5% of the issued and outstanding shares of common stock were held by HRG. By deregistering our common stock under the Exchange Act and suspending our duty to file periodic reports with the SEC thereunder, subsequent to the consummation of the Transaction, HRG will no longer be subject to Section 16 or Section 13 of the Exchange Act with respect to reporting requirements and short swing-profits recapture provisions.
The Public Company Costs have been approximately $125,000 per year. Upon the completion of the Transaction, the Company will become a wholly owned subsidiary of HRG and will no longer be a public reporting company. Accordingly, HRG will become the direct beneficiary of the costs savings which will be realized. In addition, HRG has historically consolidated the controlling interest of NZCH. Following the Transaction, HRG will consolidate 100% of its interest in NZCH. Given that HRG owns all but 0.5% of the interest of NZCH, the completion of the Transaction will have no material effect on HRG's interest in the net book value and net earnings of NZCH. In addition, as previously disclosed, NZCH and HRG are party to an Amended and Restated Tax Sharing and Indemnity Agreement. Pursuant to such agreement, HRG is already the beneficiary of NZCH’s net operating loss carryforwards. In the event that NZCH is liquidated or dissolved following the completion of the Transaction, HRG would retain any remaining historical NZCH net operating loss carryforwards.
No Stockholder Approval Required
The Reverse Stock Split has been approved by our Board of Directors, and no vote of the Company’s stockholders is required to effectuate the Reverse Stock Split. Pursuant to NRS 78.207, a corporation that wants to increase or decrease the number of authorized shares of stock, and correspondingly increase or decrease the number of issued and outstanding shares of stock held by each stockholder, may do so by resolution of the board of directors without stockholder approval so long as: (i) stockholders who would be fully cashed out in the transaction and would otherwise be entitled to receive only fractional shares, collectively hold less than 10% of the shares outstanding immediately before the transaction, and (ii) the increase or decrease in any class or series of stock does not adversely affect any preference or other right of any other class or series of stock. The Company anticipates that the Discontinued Stockholders, who will no longer be stockholders of the Company after the Reverse Stock Split, will collectively own in the aggregate less than 10% of our common stock outstanding before the Reverse Stock Split. Further, our common stock is the only class of stock of the Company that is outstanding. Therefore, NRS 78.207 authorizes the Company to consummate the Reverse Stock Split without a vote of the stockholders.
No Dissenter’s or Appraisal Rights
The Reverse Stock Split will be effectuated pursuant to NRS 78.207.  NRS 78.207 provides that dissenter’s rights under NRS Chapter 92A are only available if the terms of a reverse stock split effectuated pursuant to that statutory provision includes provisions pursuant to which only money will be paid or scrip will be issued to stockholders who (i) before the increase or decrease in the number of shares becomes effective, hold 1% or more of the outstanding shares of the affected class or series; and (ii) would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares.  The Company anticipates that the Discontinued Stockholders, who will no longer be stockholders of the Company after the Reverse Stock Split and will receive the Cash Payment in lieu of a post-split fractional share, will collectively own in the aggregate less than 1% of our common stock outstanding before the Reverse Stock Split. Therefore, NRS 78.207 does not provide any dissenter’s rights to the Company’s stockholders in connection with the Reverse Stock Split.  Further, the provisions of NRS Chapter 92A do not provide any dissenter’s rights or rights of appraisal to the Company’s stockholders in connection with the Reverse Stock Split.
Certain Material U.S. Federal Income Tax Consequences
Summarized below are certain material U.S. federal income tax consequences to us and our stockholders resulting from the Transaction. This summary is based upon U.S. federal income tax law, as currently in effect, which is subject to differing interpretations or change, possibly on a retroactive basis. This summary addresses only those stockholders who have held their shares as capital assets, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). This summary is not an exhaustive discussion of all U.S. federal income taxation considerations that may be important to stockholders in light of their individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that each stockholder is a United States citizen. It does not address stockholders subject to special rules, such as financial institutions, real estate investment trusts, regulated investment companies, tax-exempt organizations, insurance companies, partnerships, dealers in securities, traders who elect to use the mark-to-market method of accounting, mutual funds, qualified retirement plans, individual retirement accounts, shareholders who are not U.S. persons for U.S. federal income tax purposes, stockholders who hold their shares as part of a straddle, hedge or conversion transaction, or shareholders who are subject to the alternative minimum tax provisions of the Code. Each stockholder is urged to consult his, her or its tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.
Tax Consequences to the Company. We believe that the Transaction will be treated as a tax-free “recapitalization” pursuant to Section 368(a)(1)(E) of the Code for federal income tax purposes and, accordingly, it should not result in any material federal income tax consequences to us. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Transaction.
Tax Consequences to Stockholders Whose Entire Interest in our Common Stock, Both Directly and Indirectly, is Terminated. A stockholder who receives a cash payment for a fractional share of our common stock as a result of the Transaction and does not continue to hold our shares directly, or indirectly by virtue of being related to a person who continues to hold shares of our common stock directly, immediately after the Transaction, will recognize gain or loss, for U.S. federal income tax purposes, equal to the difference between the amount of cash received for the common stock and the stockholder’s aggregate adjusted tax basis in such stock.  This gain or loss will be capital gain or loss for U.S. federal income tax purposes if the shares were held as a capital asset and will be long-term if the stockholder’s holding period in the shares is more than one year at the time of the Transaction.
The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. We urge stockholders to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Transaction, as well as advice as to the application and effect of state, local and foreign income and other tax laws.
Source and Amount of Funds
Based on estimates of the record ownership of our common stock, the number of shares of our common stock outstanding and other information as of December 22, 2017, and assuming that approximately 273,606 pre-split shares of our common stock are cancelled in the Reverse Stock Split, the Company estimates that the total funds required to consummate the Transaction will be approximately $82,000. Approximately $5,472.12 of this amount will be used to pay the consideration to stockholders entitled to receive cash for their fractional shares in the Reverse Stock Split and approximately $77,000 will be used to pay the costs of the Transaction, estimated as follows:
SEC Filing Fees	$0.68
Legal & Accounting Fees	$40,000
Printing and Mailing Costs	$11,700
Transfer and Exchange Agent fees	$25,000
Final costs of the Transaction may be more or less than the estimates shown above. The Company expects to pay the costs of the Transaction, including the amounts to be paid to stockholders holding fewer than 500,000 shares of our common stock, out of currently available cash.
COMPANY INFORMATION
The Company
The Company was incorporated in Nevada in 1998 for the purpose of creating and operating a global network of independently owned websites. During Fiscal 2016, the Company sold its domain names, including the zap.com domain name. Our principal executive offices are located at 450 Park Avenue, 29th Floor, New York, New York 10022. The Company’s telephone number is (212) 906-8555.
HRG, our principal stockholder, owns approximately 99.5% of our outstanding common stock. Information with respect to the directors and executive officers of HRG can be found in HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 20, 2017.  The Company’s only related party transactions are its service relationship with HRG and a registration rights agreement. Since its inception, NZCH has utilized the services of HRG’s management and staff under a shared services agreement that allocated these costs on a percentage of time basis. HRG has waived its rights under the shared services agreement to be reimbursed for these expenses through December 31, 2016. For Fiscal 2016 and 2015, approximately $35,262 and $34,469, respectively, was recorded as contributed capital for these services.
Currently, we have no business operations, other than complying with our reporting requirements under the Exchange Act. While its possible that we may search for assets or businesses to acquire so that we may in the future become an operating company, we expect, although there can be no assurance, that we will wind down our business, liquidate our operations and/or dissolve the Company.
We have broad discretion in selecting a business strategy for the Company and there can be no assurance that we will be successful in implementing such a strategy. If we elect to pursue a business combination, we have broad discretion in identifying and selecting both the industries and the possible acquisition or business combination opportunities. We have not identified a specific industry to focus on and have no present plans, proposals, arrangements or understandings with respect to a business combination or acquisition.
Company Securities
As of December 22, 2017, there were: (i) 1,500,000,000 shares of our common stock and 150,000,000 shares of our preferred stock authorized, of which 49,773,606 shares of our common stock and no shares of our preferred stock were issued and outstanding; and (ii) approximately 1,006 record owners of our common stock. The Company and HRG have not made an underwritten public offering of the Company’s common stock in the last three years.
On December 21, 2017, NZCH repurchased 230,905 shares of common stock from HRG at a purchase price of $0.01 per share for an aggregate purchase price of $2,309.05. In addition, HRG purchased 528,365 shares of common stock on October 25, 2016 at a purchase price of $0.015 per share. HRG also purchased 230,282 shares of common stock on December 22, 2016 at a purchase price of $0.015 per share.
Our common stock was originally quoted on the predecessor market to the OTCQB under the symbol “ZPCM” and is currently quoted on the OTCQB under the symbol “ZPCM.” There is currently a very limited trading market for our common stock. The following sets forth, for the respective periods indicated, the high and low sale prices of our common stock reported by the OTCQB and its predecessor market. The last trade of our common stock was on April 19, 2017 for $0.30.
	Sale Prices
Quarter Ended	High	Low
2017 Fiscal Year:
March 31, 2017	$0.30	$0.30
2016 Fiscal Year:
March 31, 2016	$0.60	$0.25
June 30, 2016	$0.52	$0.11
September 30, 2016	$1.30	$1.00
December 31, 2016	$1.00	$0.30
2015 Fiscal Year:
March 31, 2015	$1.50	$1.25
June 30, 2015	$1.01	$1.00
September 30, 2015	$0.85	$0.70
December 31, 2015	$0.70	$0.03
We have never declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon a number of factors including future earnings, the success of our business activities, capital requirements, the general financial condition and future prospects of any business that we acquire, general business conditions and such other factors as our board of directors may deem relevant.
Security Ownership of Certain Beneficial Owners and Management
The following table provides information concerning the beneficial ownership of our common stock as of December 22, 2017, by: (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) each director; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group. Except as otherwise noted, the persons identified have sole voting and investment powers with respect to their shares. As of December 22, 2017, there were 49,773,606 shares of common stock of the Company issued and outstanding.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Ownership (%)
5% Stockholders
HRG Group, Inc.(1)	49,500,000	99.5%
Our directors and executive officers
Joseph S. Steinberg(2)	—	—
George C. Nicholson(2)	—	—
John McKeown(2)	—	—
All current directors and executive officers of the Company as a group	—	—
(1)	HRG’s address is 450 Park Avenue, 29th Floor, New York, NY 10022. As a result of this ownership, HRG may be deemed to control NZCH. Beneficial ownership information as of November 14, 2017 regarding HRG’s outstanding common stock can be found in HRG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed with the SEC on November 20, 2017. None of HRG’s directors or executive officers beneficially own shares of common stock of NZCH.
(2)	The address of Messrs. Steinberg, Nicholson and McKeown is c/o HRG Group, Inc., 450 Park Avenue, 29th Floor, New York, NY 10022.
Management
The table below sets forth the names and ages of all our directors and executive officers as of December 22, 2017. All of our directors serve three year terms and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the pleasure of our Board of Directors until their successors are elected and qualified. Also provided below is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Exchange Act.
Executive Officers and Directors
Name	Age	Position Held
Joseph S. Steinberg	73	Chairman of the Board, Chief Executive Officer
George C. Nicholson	58	Senior Vice President, Chief Accounting Officer, Chief Financial Officer and Director
John McKeown	53	Senior Vice President, Treasurer and Director

Joseph S. Steinberg has served as Chairman of the Board of Directors and Chief Executive Officer of NZCH Corporation effective as of April 14, 2017. Mr. Steinberg has served as Chairman of the Board of HRG since December 2014, as a director of HRG since July 2014 and as Chief Executive Officer of HRG since April 2017. Mr. Steinberg has served on the board of directors of Spectrum Brands Holdings, Inc. (“Spectrum Brands”), a subsidiary of HRG, since March 2015. Mr. Steinberg is Chairman of the board of directors of Leucadia National Corporation (“Leucadia”), a significant stockholder of HRG. He has served as a director of Leucadia since December 1978 and as President from January 1979 until March 1, 2013, when he became the Chairman of the Leucadia board of directors. Mr. Steinberg has served as Chairman of the board of directors of HomeFed Corporation (“HomeFed”) since 1999 and as a HomeFed director since 1998. Mr. Steinberg also serves on the board of directors of Crimson Wine Group, Ltd. Mr. Steinberg has served as a director of Jefferies Group, LLC, a subsidiary of Leucadia, since April 2008. Mr. Steinberg previously served as a director of Mueller Industries, Inc. from September 2011 to September 2012 and as a director of Fidelity & Guaranty Life (“FGL”), a former subsidiary of HRG, from February 2015 until November 2017.

George C. Nicholson has been the Senior Vice President, Chief Accounting Officer and Chief Financial Officer, and a director of NZCH since January 2016. Mr. Nicholson has served as the Senior Vice President and Chief Accounting Officer of HRG, the Company’s majority stockholder, since November 2015. On January 20, 2017, Mr. Nicholson was appointed as Chief Financial Officer of HRG. Mr. Nicholson served as Acting Chief Financial Officer from January 4, 2016 until January 20, 2017. Prior to joining HRG, Mr. Nicholson was employed by HAMCO, a subsidiary of HRG, since May 2013. Prior to that, Mr. Nicholson served as Vice President and Controller of Fidelity & Guaranty Life Insurance Company, a subsidiary of HRG, from August 2007 through May 2013. Mr. Nicholson served as Chief Accounting Officer of Capital Bank Corporation from

September 2005 to August 2007 and previously held executive positions at Nationwide Mutual Insurance Company and London Pacific Life & Annuity Company. Mr. Nicholson spent 10 years with Ernst & Young ending as a Senior Manager specializing in the energy and financial services industry. Mr. Nicholson is a Certified Public Accountant and holds an M.B.A. degree from the University of Kentucky and a B.B.A. degree from Eastern Kentucky University.
John McKeown has been the Treasurer, Senior Vice President and a director of the Company since July 2015. Mr. McKeown has served as Treasurer and Senior Vice President, Financial Planning and Analysis of HRG, the Company’s majority stockholder, since October 2014 and had previously served as Treasurer and Vice President, Financial Planning and Analysis from July 2013 to October 2014. From March 2012 to March 2013, Mr. McKeown served as Vice President of Financial Planning and Analysis at Frontier Communications. From June 1995 to March 2012, he worked for Reader’s Digest Association, Inc. (“Reader’s Digest”), where he held a progression of financial positions, both in the US and Europe, including Vice President & Chief Financial Officer of International, Vice President of Corporate Finance, Chief Financial Officer of Weekly Reader Publishing Group and Chief Financial Officer of Central & Eastern Europe. Prior to Reader’s Digest, Mr. McKeown was the country Finance Director for DHL Worldwide Express in Romania from 1994 to 1995 and held various positions at LASMO PLC from 1989 to 1994. Mr. McKeown started his career with PricewaterhouseCoopers and held various positions from 1981 to 1989. Mr. McKeown is a UK Chartered Accountant and holds a B.Sc. in Economics (Banking and International Finance) from Cardiff (UWIST) University, UK.
No director or executive officer of the Company has, during the past five years, been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws. All officers and directors of the Company are U.S. citizens.
FINANCIAL AND OTHER INFORMATION
The following tables set forth certain selected financial data derived from our financial statements for the periods and as of the dates presented. Stockholders are encouraged to read the Company’s audited balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, all of which are incorporated herein by reference to such financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, beginning on page F-1, filed with the SEC on March 15, 2017. Stockholders should also read the unaudited balance sheets as of September 30, 2017, and the related statement of operations and statement of cash flows for the nine months ended September 30, 2017, which are incorporated herein by reference to such unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on October 19, 2017. You may obtain copies of these documents at no charge by contacting our Chief Financial Officer at the following address: 450 Park Avenue, 29th Floor, New York, NY, 10022, (212) 906-8555.

	Nine months ended September 30, (unaudited)		Fiscal year ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income Statement Data:
Revenues	$—	—	$—	$—	$—	$—	$—
Operating loss	(109,839)	(128,986)	(155,639)	(153,066)	(154,591)	(168,944)	(232,910)
Gain on sale of domain names	—	375,000	375,000
Interest income	—	—	—	—	—	—	833
Net income (loss)	$(109,839)	246,014	$219,361	$(153,066)	$(154,591)	$(168,944)	$(232,077)
Net income (loss) per share-basic and diluted	—	—	—	—	—	—	—
Weighted average common shares outstanding	50,004,474	50,004,474	50,004,474	50,004,474	50,004,474	50,004,474	50,004,474

Balance Sheet Data	As of September 30, 2017	As of December 31,
	(unaudited)	2016	2015	2014	2013	2012
Cash	$750,095	840,890	595,514	748,913	825,291	972,510
Total assets	758,794	844,662	601,316	748,913	825,291	972,510
Total liabilities	2,294	3,421	14,698	43,698	4,750	20,158
Total stockholders’ equity	756,500	841,241	586,618	705,215	820,541	952,352
Book value per share	$0.015	—	—	—	—	—

ADDITIONAL INFORMATION
Copies of any financial statements and information incorporated by reference in this Disclosure Statement by reference to any other document filed by the Company with the SEC may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the SEC at prescribed rates. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The Company will also make copies of such financial statements and information to stockholders upon written request to the Company’s headquarters.

INFORMATION ABOUT HRG
HRG was incorporated in Delaware in 1954 under the name Zapata Corporation and reincorporated in Nevada in April 1999 under the same name. On December 23, 2009, HRG reincorporated in Delaware under the name Harbinger Group Inc. Effective March 9, 2015, HRG changed its name from Harbinger Group Inc. to HRG Group, Inc. HRG’s principal executive offices are located at 450 Park Avenue, 29th Floor, New York, New York 10022 and its telephone number is (212) 906-8555.

HRG is a holding company that conducts its operations principally through its operating subsidiaries, which includes Spectrum Brands, a provider of global branded consumer products. HRG owns approximately 99.5% of the outstanding shares of common stock of NZCH.  Information concerning HRG’s executive officers and directors (the “HRG Persons”) is set forth below. None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the HRG Persons have, during the last five years, been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Business Address	Citizenship	Principal Occupation
Joseph S. Steinberg*	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	CEO and Chairman of the Board

Ehsan Zargar	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	Canada	Executive Vice President, Chief Operating Officer, General Counsel and Corporate Secretary

George Nicholson*	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Senior Vice President, Chief Accounting Officer and Chief Financial Officer

Curtis Glovier	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Director

Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Director

Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Director

Andrew McKnight	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Director

Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th FL New York, NY 10022	US	Director

* For biographical information for Messrs. Steinberg and Nicholson, please see “Company Information—Management” elsewhere herein.

Ehsan Zargar has served as Executive Vice President and Chief Operating Officer of HRG effective as of January 2017, as General Counsel since April 2015, and as Corporate Secretary since February 2012. Mr. Zargar is responsible for leading and carrying out HRG’s strategic and tactical initiatives. Mr. Zargar is also responsible for providing HRG’s Board and senior management with advice on HRG’s strategies and for their implementation. In addition, Mr. Zargar is responsible for overseeing HRG’s legal and risk management function. Mr. Zargar joined HRG in June 2011 as a member of the legal department and since then has served in positions of increasing responsibility. Mr. Zargar has also served on the board of directors of Spectrum Brands, a subsidiary of HRG, since August 2017. Prior to joining HRG, Mr. Zargar worked in the New York office of Paul, Weiss, Rifkind, Wharton & Garrison LLP from November 2006 to June 2011, where he worked on a range of capital markets, securities and M&A transactions and corporate governance matters. Prior to that, Mr. Zargar practiced law at another major law firm focusing on general corporate matters. Mr. Zargar received a law degree from Faculty of Law at University of Toronto and a B.A. from the University of Toronto.
Curtis A. Glovier has served as a director of HRG since February 2015. Mr. Glovier currently serves as the Chairman and Chief Executive Officer of PENSCO Trust Company, a wholly-owned subsidiary of Opus Bank, a publicly traded bank, and as Senior Executive President, Head of Wealth Services of Opus Bank and as Senior Managing Director in the Merchant Banking division. Mr. Glovier also serves as Manager of CAG Investment, LLC and Imladris LLC. Mr. Glovier has also served on the board of directors of Opus Bank since September 2010. From May 2007 until July 8, 2016, Mr. Glovier was a Managing Director at Fortress Investment Group LLC (“Fortress”), which through its affiliated funds, is a significant stockholder of HRG. Prior to that, Mr. Glovier served as a Managing Director and Co-Head of the Middle Market Buyout Group at Perseus, LLC. Prior to joining Perseus, LLC in 2000, he was a Managing Director of Nassau Capital. Prior to joining Nassau Capital, Mr. Glovier worked at Goldman, Sachs & Co. in the Mergers & Acquisitions, Structured Finance and Leveraged Buyout groups, and was also a management consultant at The Boston Consulting Group. Mr. Glovier has served as a director of several companies in a variety of industries, including the financial services, branded consumer products, pharmaceutical and alternative energy areas. He formerly served on the board of directors of CarCor Investment Holdings LLC, Omnisure Group, LLC and SNAAC Investors LLC. Mr. Glovier holds a B.A. from Princeton University, a M.Ec. from James Cook University in Australia, and an M.B.A. as a Palmer Scholar from The Wharton School at the University of Pennsylvania.
Frank Ianna has served as a director of HRG since April 2013. Mr. Ianna served as director of Sprint Corporation from 2009 until August 2015. Mr. Ianna served as a director of Clearwire Corporation from November 2008 until June 2011 and as a director of Tellabs, Inc. from 2004 until 2013. Mr. Ianna served on the board of trustees of the Stevens Institute of Technology between 1997 and 2007 and as chairman of its subsidiary, Castle Point Holdings, Inc., between 2006 and 2007. Mr. Ianna has also served as a director of a number of private companies and non-profit organizations. Mr. Ianna retired from AT&T, Inc. in 2003 after a 31-year career serving in various executive positions, most recently as President of AT&T Network Services. Mr. Ianna serves as a consultant for McCreight & Company, a consulting company based in Connecticut. Mr. Ianna received his undergraduate degree from the Stevens Institute in Electrical Engineering in 1971 (BEEE), and his Master’s Degree from MIT in 1972 (MSEE) and completed the Program for Management Development (PMD), an Executive Education Program of the Harvard Business School in 1985.
Gerald Luterman has served as a director of HRG since April 2013. Mr. Luterman has been a director of Florida Community Bank since January 2010. Mr. Luterman also served as Interim Chief Financial Officer of NRG Energy, Inc. (“NRG”) from November 2009 through May 2010. Mr. Luterman was Executive Vice President and Chief Financial Officer of KeySpan Corporation from August 1999 to September 2007. Mr. Luterman has more than 30 years of experience in senior financial positions with companies including American Express Company, Booz Allen & Hamilton, Inc., Xomox Corporation, a subsidiary of Emerson Electric Company and Arrow Electronics. Mr. Luterman also served as a director of NRG from April 2009 to 2014, IKON Office Solutions, Inc. from November 2003 until August 2008 and U.S. Shipping Partners L.P. from May 2006 until November 2009. Mr. Luterman previously qualified as a Canadian Chartered Accountant and graduated from McGill University in Montreal, earning a Bachelor of Commerce Degree in Economics in 1965 and an M.B.A. from Harvard Business School in 1969.
Andrew A. McKnight was appointed as a director of HRG in July 2016. Mr. McKnight currently serves as a Partner and Managing Director at Fortress, which through its affiliated funds, is a significant stockholder of HRG. Prior to joining Fortress in 2005, Mr. McKnight served as a Managing Director at Fir Tree Partners. Prior to joining Fir Tree in 2002, he was in the Leveraged Finance group at Goldman, Sachs & Co. Mr. McKnight currently serves on the Board of Ligado Networks and has served on the board of FGL, a subsidiary of HRG, since April 2017. Mr. McKnight holds a B.A. from the University of Virginia.
Andrew Whittaker has served as a director of HRG since July 2014. Since 2002, Mr. Whittaker has been the Vice Chairman of Jefferies, a subsidiary of Leucadia, a significant stockholder of HRG. In addition, Mr. Whittaker has also been the Vice Chairman of Leucadia since 2014. Mr. Whittaker has served as a member of the board of directors of Jefferies Finance LLC since 2004. Mr. Whittaker has been a long-standing member of the Jefferies Executive Committee. He was formerly the Co-Head of Investment Banking at Jefferies. He was a founding member of the Investment Banking department at Jefferies in 1990.  Mr. Whittaker has extensive investment banking experience in a broad range of industries. Mr. Whittaker received an M.B.A. from Harvard Business School and a B.A. from Dartmouth College.